SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 11)

CELL THERAPEUTICS, INC.

(Name of Subject Company (Issuer) and Filing Person (Offeror))

4% Convertible Senior Subordinated Notes due 2010

5.75% Convertible Senior Notes due 2011

6.75% Convertible Senior Notes due 2010

7.5% Convertible Senior Notes due 2011

9.0% Convertible Senior Notes due 2012

(Title of Class of Securities)

150934AF4

150934AL1 & 150934AM9

150934AH0 & 150934AG2

150934AK3 & 150934AJ6

150934AN7

(CUSIP Numbers of Class of Securities)

James A. Bianco, M.D.

Chief Executive Officer

501 Elliott Avenue Suite 400

Seattle, WA 98119

(206) 282-7100

(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing persons)

Copies to:

C. Brophy Christensen, Esq. O’Melveny & Myers LLP Two Embarcadero Center, 28th Floor San Francisco, CA 94111 (415) 984-8700	John A. Fore, Esq. Wilson Sonsini Goodrich & Rosati Professional Corporation 650 Page Mill Road Palo Alto, CA 94304 (650) 493-9300

Calculation of Filing Fee

Transaction Valuation*	Amount of Filing Fee**
$118,943,000	$6,638

*	The transaction value is estimated only for purposes of calculating the filing fee. This amount is based on the purchase of an aggregate of $118,943,000 principal amount of the outstanding 4% Convertible Senior Subordinated Notes due 2010, 5.75% Convertible Senior Notes due 2011, 6.75% Convertible Senior Notes due 2010, 7.5% Convertible Senior Notes due 2011, and 9.0% Convertible Senior Notes due 2012 (collectively, the “Notes”), at the Exchange Consideration as described herein, assuming the holders of the Notes tender the full $118,943,000 aggregate principal amount of the Notes.
**	$55.80 per million dollars of transaction value, in accordance with Rule 0-11(b) and Fee Rate Advisory No. 5 for fiscal year 2009.

☒	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $4,978; $1,660

Form or Registration No.: Schedule TO; Schedule TO-I/A

Filing Party: Cell Therapeutics, Inc.

Date Filed: May 12, 2009; June 4, 2009

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes to designate any transactions to which the statement relates:

☐	third party tender offer subject to Rule 14d-1.

☒	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer.  ☒

INTRODUCTORY STATEMENT

This Amendment No. 11 (this “Amendment”) amends and supplements the Tender Offer Statement on Schedule TO (the “Original Schedule TO”), originally filed with the Securities and Exchange Commission (the “SEC”) on May 12, 2009, by Cell Therapeutics, Inc., a Washington corporation (the “Company”), as amended by that certain Amendment No. 1 to Schedule TO filed with the SEC on May 12, 2009 (“Amendment No. 1”), that certain Amendment No. 2 to Schedule TO filed with the SEC on May 15, 2009 (“Amendment No. 2”), that certain Amendment No. 3 to Schedule TO filed with the SEC on May 19, 2009 (“Amendment No. 3”), that certain Amendment No. 4 to Schedule TO filed with the SEC on May 20, 2009 (“Amendment No. 4”), that certain Amendment No. 5 to Schedule TO filed with the SEC on May 28, 2009 (“Amendment No. 5”), that certain Amendment No. 6 to Schedule TO filed with the SEC on May 29, 2009 (“Amendment No. 6”), that certain Amendment No. 7 to Schedule TO filed with the SEC on June 3, 2009 (“Amendment No. 7”), that certain Amendment No. 8 to Schedule TO filed with the SEC on June 4, 2009 (“Amendment No. 8”), that certain Amendment No. 9 to Schedule TO filed with the SEC on June 10, 2009 (“Amendment No. 9) and that certain Amendment No. 10 to Schedule TO filed with the SEC on June 17, 2009 (“Amendment No. 10” and together with the Original Schedule TO, Amendment No. 1, Amendment No. 2, Amendment No. 3, Amendment No. 4, Amendment No. 5, Amendment No. 6, Amendment No. 7, Amendment No. 8 and Amendment No. 9, the “Schedule TO”). The Schedule TO relates to the offer by the Company to exchange, in separate concurrent exchange offers (each, an “Exchange Offer” and together, the “Exchange Offers”), shares of the Company’s common stock, no par value, and cash for any and all of its:

(i)	$55,150,000 aggregate outstanding principal amount of 4% Convertible Senior Subordinated Notes due 2010;

(ii)	$23,000,000 aggregate outstanding principal amount of 5.75% Convertible Senior Notes due 2011;

(iii)	$7,000,000 aggregate outstanding principal amount of 6.75% Convertible Senior Notes due 2010;

(iv)	$33,458,000 aggregate outstanding principal amount of 7.5% Convertible Senior Notes due 2011; and

(v)	$335,000 aggregate outstanding principal amount of 9.0% Convertible Senior Notes due 2012;

upon the terms and subject to the conditions set forth in the Amended and Restated Offer to Exchange, dated June 2, 2009, as amended and supplemented by Supplement No. 1 to Amended and Restated Offer to Exchange, dated June 4, 2009, Amendment No. 9 and Amendment No. 10 (as further amended or supplemented from time to time, the “Offer to Exchange”), the Amended and Restated Letter of Transmittal filed as Exhibit (a)(1)(xii) to Amendment No. 7 (as amended or supplemented from time to time), and the other related offering documents (as they may be amended or supplemented from time to time).

On June 19, 2009, the Company issued a press release announcing the final results of the Exchange Offers, the full text of which is attached as Exhibit (a)(5)(vi) hereto and incorporated herein by reference.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Amendment is true, complete and correct.

CELL THERAPEUTICS, INC.

/s/ James A. Bianco, M.D.
James A. Bianco, M.D.
Chief Executive Officer

Date: June 19, 2009

Index to Exhibits

Exhibit Number	Description
(a)(1)(i)*	Offer to Exchange, dated May 12, 2009.

(a)(1)(ii)*	Letter of Transmittal (including Substitute Form W-9 and Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9).

(a)(1)(iii)*	Notice of Guaranteed Delivery.

(a)(1)(iv)*	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and other Nominees.

(a)(1)(v)*	Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and other Nominees.

(a)(1)(vi)*	Supplement No. 1 to Offer to Exchange, dated May 19, 2009.

(a)(1)(vii)*	Amended and Restated Letter of Transmittal (including Substitute Form W-9 and Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9).

(a)(1)(viii)*	Amended and Restated Notice of Guaranteed Delivery.

(a)(1)(ix)*	Amended and Restated Letter to Brokers, Dealers, Commercial Banks, Trust Companies and other Nominees.

(a)(1)(x)*	Amended and Restated Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and other Nominees.

(a)(1)(xi)*	Amended and Restated Offer to Exchange, dated June 2, 2009.

(a)(1)(xii)*	Amended and Restated Letter of Transmittal (including Substitute Form W-9 and Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9).

(a)(1)(xiii)*	Amended and Restated Notice of Guaranteed Delivery.

(a)(1)(xiv)*	Amended and Restated Letter to Brokers, Dealers, Commercial Banks, Trust Companies and other Nominees.

(a)(1)(xv)*	Amended and Restated Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and other Nominees.

(a)(1)(xvi)*	Supplement No. 1 to Amended and Restated Offer to Exchange, dated June 4, 2009.

(a)(5)(i)*	Press Release, dated May 11, 2009.

(a)(5)(ii)*	Press Release, dated May 12, 2009.

(a)(5)(iii)*	Press Release, dated May 18, 2009.

(a)(5)(iv)*	Press Release, dated June 2, 2009.

(a)(5)(v)*	Press Release, dated June 17, 2009.

(a)(5)(vi)	Press Release, dated June 19, 2009.

(b)	Not applicable.

(d)(1)	Indenture, dated as of June 23, 2003, by and between the Company and U.S. Bank National Association, as Trustee, relating to the 4% Convertible Senior Subordinated Notes due 2010 (incorporated herein by reference to Exhibit 4.5 to the Company’s quarterly report on Form 10-Q filed with the SEC on August 6, 2003).

(d)(2)	Indenture, dated as of November 4, 2005, by and between the Company and U.S. Bank National Association, as Trustee relating to the 6.75% Convertible Senior Notes due 2010 (incorporated herein by reference to Exhibit 4.1 to the Company’s current report on Form 8-K filed with the SEC on November 10, 2005).

(d)(3)	Indenture, dated as of April 27, 2006, by and between the Company and U.S. Bank National Association, as Trustee relating to the 7.5% Convertible Senior Notes due 2011 (incorporated herein by reference to Exhibit 4.1 to the Company’s current report on Form 8-K filed with the SEC on April 28, 2006).

(d)(4)	Indenture, dated as of December 12, 2007, by and between the Company and U.S. Bank National Association, as Trustee relating to the 5.75% Convertible Senior Notes due 2011 (incorporated herein by reference to Exhibit 4.1 to the Company’s current report on Form 8-K filed with the SEC on December 13, 2007).

(d)(5)	Indenture, dated as of March 3, 2008, by and between the Company and U.S. Bank National Association, as Trustee relating to the 9% Convertible Senior Notes due 2012 (incorporated herein by reference to Exhibit 4.1 to the Company’s current report on Form 8-K filed with the SEC on March 5, 2008).

(d)(6)	Registration Rights Agreement, dated June 23, 2003, between the Company and the initial purchasers relating to the 4.0% Convertible Senior Subordinated Notes due 2010 (incorporated herein by reference to Exhibit 10.23 to the Company’s quarterly report on Form 10-Q filed with the SEC on August 6, 2003).

(d)(7)	Registration Rights Agreement, dated November 4, 2004, between the Company and the initial purchasers relating to the 6.75% Convertible Senior Notes due 2010 (incorporated herein by reference to Exhibit 4.2 to the Company’s current report on Form 8-K filed with the SEC on November 10, 2005).

(d)(8)	Registration Rights Agreement, dated April 27, 2006, between the Company and the initial purchasers relating to the 7.5% Convertible Senior Notes due 2010 (incorporated herein by reference to Exhibit 4.2 to the Company’s current report on Form 8-K filed with the SEC on April 28, 2006).

(d)(9)	Registration Rights Agreement, dated December 12, 2007, between the Company and the initial purchasers relating to the 5.75% Convertible Senior Notes due 2011 (incorporated herein by reference to Exhibit 4.2 to the Company’s current report on Form 8-K filed with the SEC on December 13, 2007).

(d)(10)	Form of Exchange Agreements, by and between the Company and certain initial purchasers relating to the 5.75% Convertible Senior Notes due 2011 (incorporated herein by reference to Exhibit 10.1 to the Company’s current report on Form 8-K filed with the SEC on December 13, 2007).

(g)	Not applicable.

(h)	Not applicable.

*	Previously filed with the Schedule TO.